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                              January 12, 2023

       Cyril Lesser
       Chief Financial Officer
       Forbion European Acquisition Corp.
       4001 Kennett Pike, Suite 302
       Wilmington, Delaware 19807

                                                        Re: Forbion European
Acquisition Corp.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Form 10-Q for the
quarterly period ended September 30, 2022
                                                            Response dated
December 29, 2022
                                                            File No. 001-41148

       Dear Cyril Lesser:

               We have reviewed your December 29, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 15, 2022 letter.

       Form 10-K for the year ended December 31, 2021

       Notes to Financial Statements
       Note 4 - Private Placements, page F-15

   1. We note your response to our comment and your assertion that there is no scenario in which the private
placement warrants become treated as public warrants and eligible for redemption. Please
reconcile this statement with the disclosure in your filing that "If the
                                                        Private Placement
Warrants are held by holders other than the Sponsor or its permitted transferees, the
Private Placement Warrants are redeemable by the Company in all redemption scenarios
and exercisable by the holders on the same basis as the warrants included in the Units
sold in the Public Offering.
 Cyril Lesser
Forbion European Acquisition Corp.
January 12, 2023
Page 2

       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have any questions.



FirstName LastNameCyril Lesser                          Sincerely,
Comapany NameForbion European Acquisition Corp.
                                                        Division of Corporation
Finance
January 12, 2023 Page 2                                 Office of Real Estate &
Construction
FirstName LastName